Exhibit 99.9
July 19, 2006 NDTV Media Interview on the Financial Performance of Wipro Limited for the quarter ended June 30, 2006

Interviewee:	Suresh Senapaty Executive Vice President, Finance & CFO Girish Paranjpe President —Financial Solutions SBU
Times Now
Today are the Wipro results and we have Mr. Girish Paranjpe to talk to us about quarter results. Mr. Paranjpe you have made 42% growth, what has been the factors contributing to it?
Girish Paranjpe
I think what has helped us a great deal is a fairly strong economic environment where our clients are happy to spend on new projects and to enhance their systems as well as to spend on outsourcing. So I would say benign economic environment, the fact that we have invested in client relationship and made them comfortable, and build our track record of trust with them, and also our ability to be able to execute large projects and deliver on the promise that we make.
Times Now
You have made three acquisitions in this quarter, two you have completed the integration. Can you tell us about how soon will you complete the integration process and what would be the effect on margins because of these acquisitions?
Girish Paranjpe
Yeah, I think integration process is something that we kick off almost as soon as we sign the papers and we think it takes typically 3 to 6 month cycle where we have senior people who are responsible for integration for each and everyone of the acquired entity, and the idea is to make them a part of Wipro as soon as possible, both on the people process side as well as making them a part of the Wipro family. So that is a typically 3 to 6 months’ process.
As far as the margins are concerned, typically the acquired companies work at a lower margin than what Wipro is used to. So it takes anywhere between 3 to 4 quarters to kind of bring them up to our standard of margins so that they can leverage global delivery as much as we do and hence deliver the margins that our investors are used to having.
Times Now
In this quarter you have exceeded the guidance by $6 million, how do you look forward to, the next quarter?
Girish Paranjpe
We have already given a guidance of 7%, which is stronger than the guidance that we give for the first quarter, and as I said because of the strong environment around our client relationships and excellence in delivery we are confident that we will meet our guidance.
Times Now
And what will be the threat areas?

Girish Paranjpe
We have seen that we continue to grow very strongly in most of the large verticals that we have, whether it is financial services — where we did 9% sequential this quarter, we see strong growth coming out of telecom services, we also see very strong growth coming out of energy and utilities, so some of those strong sectors, as well as we have seen outstanding demand for technology infrastructure services where we do remote infrastructure management as well as testing and package implementation.
Times Now
This was Mr. Paranjpe talking to us about the margin and the growth that the Wipro has made in this quarter, and as we hear from him the growth prospect continues in the next quarter and they are also looking for a better growth. .
We now have Mr. Suresh Senapaty here, the CFO of Wipro, and we will talk to him about the quarterly results that Wipro has come out with today. Mr. Senapaty what have been the impact on operating margins due to wage increase this time?
Suresh Senapaty
You know if you look at the operating margin front, so far as Wipro’s Q1 results are concerned in the global IT services business, we have seen about 60 basis points margin expansion on a YOY basis. On a QoQ basis there is a similar number, which is contracted, and that is because of basically two factors: one big factor is there is a large investment that we did in terms of our sales and marketing, and what are they?
A.	We had a big event vis-à-vis our customer in the US.

B.	We had a big analyst event in the US, and

C.	We had a third large, in terms of a sales conference, of all the sales and marketing people overseas.

D.	About 30 head count increases that we had in the field force between Q4 and Q1, and between YOY we had about 45 people added in the sales front, because we wanted to strengthen more and more the sales engine.
Combination of this there is a 60 basis points impact, and another 50 basis points impact which is on account of acquisitions like we said when we acquire companies, the companies are not having operating margins similar to that of Wipro’s and it takes about 4 to 6 quarters in terms of their own standalone operating margin and the synergy they generate to be able to get into those levels. So today we are at the initial stages in the first quarter or the second quarter of most of these acquisitions, and one of the acquisition has a high element of IP which will have a longer time period to be able to get into Wipro’s margin levels and we think there is a non-linearity approach that we could make.
These two big investments of ours are about 110 basis, but because of price realization being up, expansion in operating margin in the Wipro BPO side, we had a increase in utilization, and many other productivity improvement; net-net we were able to restrict the operating margins on a QoQ to be able to book only less than 60 basis points, but on a YOY there has been a margin expansion.
Times Now
You have guided in terms of revenues. What about new projects that are coming up ?
Suresh Senapaty
Right, you know, we had a robust customer adds last quarter, 62 customer adds. Even if you look at some of the IP sales one time, there are about 40 plus, which is very very robust, and about 8 of them were

Fortune 500 or Global 1000 customers. Also we have won about four multi million, about 90 plus, large deals, which we were not able to announce, but the contracts are in their final stages and we should be able to get the benefit of ramping up etc., in the second half of the year. So based on this, we think the overall environment is fairly robust.
Times Now
Mr. Senapaty how much of a forex transaction gain that you made?
Suresh Senapaty
While there has been a 25 paise optic in terms of the revenue which we have booked in terms of rupee dollar. But talking of the overall impact on the profitability we had a negative impact on the profitability, because the rupee has depreciated, the cost also goes up and so is the revenue. But the net foreign exchange is something we had already hedged, so that we did not have any uncertainty, but we did not get the advantage of rupee depreciation. Like, we said we were able to enhance the certainty of rupee dollar exchange. We are always covering about 60-80% of the 4-6 quarter’s net foreign exchange inflow. From that perspective we will not in the short term get the advantage of rupee depreciation but like any other exporter we are also happy if the rupee were to depreciate, but we will be able to capture the benefit after a few quarters.
Times Now
Thanks you Mr. Senapaty

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